TAHOE REPORTS 2013 FIRST QUARTER RESULTS
Updates Escobal Project and Five-Year Plan

VANCOUVER, B.C. (May 10, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending March 31, 2013, and provided updates regarding its flagship Escobal silver project in Guatemala and the Company’s Five Year Plan.

Financial Results for 1Q 2013
Highlights for the first quarter of 2013 include (stated in U.S. dollars):

  Net earnings/(loss) for the quarter amounted to ($24.9 million) or ($0.17) per share.
  Cash outflow from operating activities amounted to $28.0 million.
  Corporate G&A expense amounted to $3.4 million, excluding non-cash share-based compensation of $1.3 million.
  Exploration expenses amounted to $1.3 million.
  A project-to-date total of $288.7 million of the $326.6 million budget has been spent towards construction of the 3,500 tonne per day (tpd) Escobal project.
  Cash and equivalents at quarter-end were $107.2 million.

Full financial results as well as the Company’s MD&A and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com) later today.

Escobal Project Update
The construction and underground development of the Escobal project is continuing on-schedule and on budget. Engineering, procurement and construction management was at 79 percent completion and underground development necessary for commencement of production was at 90 percent completion as of March 31, 2013. The Company completed 1,937 metres of underground development during the first quarter and 7,144 metres to date.

Mill commissioning is projected to begin in the second half of 2013 with commercial production expected in early 2014. All major components are in place, and the focus has turned to piping and electrical systems in the mill, completion of steel erection, conveyor installation and civil engineering work at the tailings facility. Dry commissioning of the crusher and milling circuit is expected to take place in the second quarter.

Underground work has been expanded to primary stope development. Numerous vein cross-cuts on the 1290 and 1265 levels have been established, and drilling of the first slot raises and stope blastholes are underway. Rock conditions in the production areas are as projected in the model defined in the May, 2012 Preliminary Economic Analysis (PEA).

Pilot Plant & Metallurgical Testing
In late 2012, an eight tonne bulk sample of vein material representative of the first five years of production was extracted from underground. A metallurgical pilot plant test was commissioned in the first quarter of 2013 to validate the flotation process selected for the Escobal project, ensure that specific components of process plant equipment are sized properly, produce lead and zinc concentrate samples for customer analysis and provide further tailings samples for additional stope backfill testing.

The pilot plant test confirmed that the production of highly marketable metals concentrates can be expected from the Escobal project. Total metal recovery for silver and lead from the pilot plant was slightly higher than recoveries predicted by prior metallurgical test work. Gold and zinc recoveries were lower than those of the PEA as feed grade was lower than the average resource grade. Silver grade of the lead concentrate was nearly double that observed in previous metallurgical test work. Lead and zinc grades in the respective concentrates also exceeded predicted concentrate grades by several percentage points.

A summary of the pilot plant results is presented in the table below.

March 2013 Pilot Plant Results Compared to May 2012 PEA		Lead Concentrate		Zinc Concentrate		Total Metal Recovery
		May 2012 PEA	March 2013 Pilot Plant	May 2012 PEA	March 2013 Pilot Plant	May 2012 PEA	March 2013 Pilot Plant
Head Grade	Silver g/t Gold g/t Lead % Zinc %	383 0.38 0.62 1.10	462 0.16 0.56 0.92	383 0.38 0.62 1.10	462 0.16 0.56 0.92
Recovery	Silver Gold Lead Zinc	82.5% 71.0% 82.5% nil	76.0% 45.7% 73.5% 11.9%	4.3% 4.1% nil 82.6%	11.9% 15.8% 13.3% 60.3%	86.8% 75.1% 82.5% 82.6%	87.9% 61.5% 86.8% 72.2%
Concentrate Grade	Silver % Gold g/t Lead % Zinc %	2.56 25 50 nil	5.95 10.7 59.0 4.05	0.09 nil nil 50	0.51 1.7 3.67 52.5
	Iron %	low	3.09	low	6.87

The pilot plant test and concentrate analyses were conducted by Hazen Research, Inc. in Golden Colorado. Despite the significant positive results demonstrated by the pilot plant test, expectations of recoveries and concentrate quality have not changed from those projected in the PEA.

Guatemala Mining Royalties
On April 16, 2013, Tahoe and the Guatemalan government concluded the Escobal Royalty Agreement. This agreement, together with the Guatemalan mining law, commits the Company to pay a 5% net smelter return (NSR) royalty on the concentrates sold from the Escobal project’s mine production, representing a 1% NSR increase on silver and a 2% NSR increase on base metals in concentrate as compared to the royalty described in the PEA. Of the royalty proceeds, 40 percent will go to the Municipality of San Rafael, 40 percent will go to the federal government, and the remaining 20 percent will be distributed to a variety of other communities in the region that may be affected by economic growth issues and other impacts caused by mine operations. This new royalty structure is seen as a very positive development for Guatemala and for the regions surrounding the Escobal project.

Credit Facility
The Company projects adequate funds to bring Escobal to commercial production in early 2014. However, in order to provide additional assurance in the case of unanticipated commissioning difficulties, a banking debt facility $50 million is being finalized. Closing is scheduled for the second quarter of 2013. Due diligence is near completion and the Board approved the terms of the facility on May 9, 2013. The proceeds are intended to provide additional working capital and to fund the 4,500 tpd expansion project, which was approved by the Board in May 2012.

Five-Year Plan Updated to Reflect Royalty and Loan Repayment
Capital spending in the 2013 Budget and Five-Year Plan compares to the PEA as follows:

	May 2012	Five-Year Plan
Year	PEA Capital	Capital Spending
pre-2013	$744.9 M	$679.3 M	(includes Escobal purchase less depr)
2013	$109.4 M	$133.2 M
2014	$24.6 M	$32.1 M
2015	$19.5 M	$21.9 M
2016	$18.1 M	$22.3 M
2017	$19.2 M	$23.1 M

Projected spending differences are largely due to timing of Escobal project expenditures and payments. The project remains on time and on budget. Capital spending projected for 2014 through 2017 is a combination of sustaining capital and the 4,500 tpd expansion project.

Assuming $25 per silver ounce; a full draw on the $50 million credit facility; payment of interest expenses; and the new 5% NSR mining royalty, the revised key performance indicators for the five-year plan are as follows:

Five-Year Plan – Key Business Indicators1,2,3

Key Business Indicator	2013	2014	2015	2016	2017
Silver ounces produced (millions)	na	20.5	20.1	20.5	20.0
Total cash cost per ounce[4,6]	na	$4.93	$5.12	$5.34	$5.43
Total cost per ounce[6]	na	$11.73	$11.16	$11.86	$11.56
All-in sustaining cost per ounce[5,6]	na	$9.40	$9.28	$9.27	$9.49
Revenues ($millions)	na	$515	$491	$503	$490
Earnings per share	na	$1.67	$1.61	$1.60	$1.56
Cash flow per share	na	$1.84	$2.09	$2.15	$2.11
Free cash flow per share[5]	na	$1.62	$1.94	$2.00	$1.96

Notes:
1.	The Five-Year Plan is derived from indicated and inferred resources described in the May 2012 PEA. See Cautionary Note, Forward-Looking Statements and Financial Outlook below.
2.	Assumes the following metals prices: $25/oz Ag, $1300/oz Au, $0.95/lb Pb, $.90/lb Zn.
3.	Projections of production and costs are expected to vary +/- 10% in any given year.
4.	Total cash cost per ounce includes by-product credits.
5.	All-in sustaining cost per ounce is to proposed World Gold Council standard.
6.	See Non-GAAP Financial Measures below.

AGM Voting Results
All members of the board of directors were re-elected at its annual meeting of shareholders held yesterday. Votes were cast as follows.

Director Name	Votes For		Votes Withheld
	Number	%	Number	%
A. Dan Rovig	123,164,131	99.99%	12,173	0.01%
C. Kevin McArthur	123,161,837	99.99%	11,467	0.01%
Lorne B. Anderson	122,584,997	99.52%	588,307	0.48%
Paul B. Sweeney	122,583,347	99.52%	589,957	0.48%
James S. Voorhees	123,161,231	99.99%	12,073	0.01%
Kenneth F. Williamson	122,585,367	99.52%	587,937	0.48%
Tanya M. Jakusconek	123,161,001	99.99%	12,303	0.01%
John P. Bell	123,161,001	99.99%	12,303	0.01%

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
The PEA for the Escobal project is preliminary in nature, in that it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. The basis for the PEA is the Indicated mineral resources and Inferred mineral resources, which have an effective date of January 23, 2012. There is no prefeasibility or feasibility study in regards to the Escobal project.

Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: higher mill throughput; achieving mill commissioning in the second half of 2013 and commercial production in early 2014; future production and financial performance; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

Financial Outlook
This press release, in particular the information contained under the heading “Five Year Plan”, contains future oriented financial information or a financial outlook within the meaning of applicable securities laws (together referred to as the “financial outlook”). The financial outlook has been prepared by management of the Company to provide an outlook of the Company’s activities and results, and may not be appropriate for other purposes. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements” and assumptions with respect to the price of silver and other metals, mineral resource estimations, costs and expenditures to be incurred by the Company, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the number of shares of the Company expects to be outstanding. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those variables are not objectively determinable. The actual results of operations will likely vary from the amounts set forth in the analysis presented in this presentation, and such variation may be material.

The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting its best estimates and judgments, and represents to the best of management’s knowledge and opinion, the Company’s expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above and in the current AIF, it should not be relied on as necessarily indicative of future results.

Non-GAAP Financial Measures
Total cash cost per ounce, total cost per ounce, all-in sustaining cost per ounce and free cash flow per share are non-GAAP measures (“these measures”). The Company believes that these measures are well understood and widely reported in the silver mining industry, but they do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors may use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807